UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

JD.com, Inc. (the “Company”) made an announcement dated April 30, 2021 with The Stock Exchange of Hong Kong Limited relating to the record date of the Company’s forthcoming annual general meeting. Details of the annual general meeting, including the date and location of the meeting, will be provided in a meeting notice and the proxy materials on a later date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Sandy Ran Xu
Name	:	Sandy Ran Xu
Title	:	Chief Financial Officer

Date: April 30, 2021

Exhibit Index

99.1         Announcement – Record Date for Annual General Meeting of Shareholders